SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2010

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

REPORT:	RJ-0151/10-01

BASE DATE:	December 31, 2009

APPLICANT:	GAFISA S/A, with head office located at Avenida das Nações Unidas, nº 8.501, 19º andar, Pinheiros, in the Municipal District and State of São Paulo, registered with the National Roll of Legal Entities (CNPJ/MF) under no. 01.545.826/0001-07, hereinafter called GAFISA.

OBJECT:	Shares of SHERTIS EMPREENDIMENTOS E PARTICIPAÇÕES S.A., with head office located at Avenida Cauaxi, 293, 2º andar, sala 24, Parte, Alphaville, Centro Comercial Alphaville, Municipal District of Barueri, State of São Paulo, registered with the National Roll of Legal Entities (CNPJ/MF) under no. 11.039.942/0001-08, hereinafter called SHERTIS.

PURPOSE:	Assessment of the book value of the shares of SHERTIS, for the purpose of capital increase in GAFISA, pursuant to article 8 of Law no. 6.404/76.

TABLE OF CONTENTS

1.INTRODUCTION	3
2.PRINCIPLES AND QUALIFICATIONS	4
3.LIABILITY LIMITS	5
4.APPRAISAL METHODOLOGY	6
5.NET EQUITY ASSESSMENT	7
6.CONCLUSION	8
7.LIST OF ATTACHMENTS	9

1. INTRODUCTION

APSIS CONSULTORIA EMPRESARIAL Ltda., hereinafter called APSIS, with head office located at Rua da Assembleia, nº 35 – 12º andar, in the City and State of Rio de Janeiro, registered with the National Roll of Legal Entities (CNPJ) under no. 27.281.922/0001 -70, was appointed to assess the book value of the shares of SHERTIS, for the purpose of capital increase in GAFISA, pursuant to article 8 of Law no. 6.404/76.

For preparing this report, we used data and information provided by third parties in the form of documents and verbal interviews with the client. Estimates used in this process are based on documents and information which include, among others, the following:

• The Company’s audited Financial Statements as of 12/31/2009.

APSIS has recently performed appraisals for publicly -held companies, for various purposes, in the following companies:

• AMÉRICA LATINA LOGÍSTICA DO BRASIL S/A

• BANCO PACTUAL S/A

• CIMENTO MAUÁ S/A

• ESTA-EMPRESA SANEADORA TERRITORIAL AGRÍCOLA S/A.

• GERDAU S/A

• HOTÉIS OTHON S/A

• IBEST S/A

• L.R. CIA.BRAS.PRODS. HIGIENE E TOUCADOR S/A

• LIGHT SERVIÇOS DE ELETRICIDADE S/A

• LOJAS AMERICANAS S/A

• MINASGÁS S/A DISTRIB. DE GÁS COMBUSTÍVEL

• REPSOL YPF BRASIL S/A

• TAM TRANSPORTES AÉREOS MERIDIONAL S/A

• WAL PETROLEO S/A

The APSIS team in charge of preparing this report comprises the following professionals:

• ANA CRISTINA FRANÇA DE SOUZA
civil engineer
post-graduated in accounting sciences (CREA/RJ 91.1.03043-4)
• CESAR DE FREITAS SILVESTRE
accountant(CRC/RJ 44779/O-3)
• CLAUDIO MARÇAL DE FREITAS
accountant (CRC/RJ 55029/O-1)
• FLAVIO LUIZ PEREIRA
accountant (CRC/RJ 022016-O-9)
• GABRIEL ROCHA VENTURIM
project manager
• LUIZ PAULO CESAR SILVEIRA
mechanical engineer
master of business management (CREA/RJ 89.1.00165-1)
• MARGARETH GUIZAN DA SILVA OLIVEIRA
civil engineer (CREA/RJ 91.1.03035-3)
• RICARDO DUARTE CARNEIRO MONTEIRO
civil engineer
post-graduated in economic engineering (CREA/RJ 30137-D)
• SÉRGIO FREITAS DE SOUZA
economist (CORECON/RJ 23521-0)

2. PRINCIPLES AND QUALIFICATIONS

The Report subject to the work that was itemized, calculated and specified, strictly complies with the fundamental principles described below.

• The consultants do not have any direct or indirect interests in the companies involved or in the operation, nor are there any other relevant circumstances which may characterize a conflict of interests.

• To the best of the consultants’ knowledge and credit, the analyses, opinions and conclusions expressed in this Report are based on data, diligence, research and surveys that are true and correct.

• The report presents all the limiting conditions imposed by the adopted methodologies, which affect the analyses, opinions and conclusions comprised therein.

• APSIS professional fees are not in any way whatsoever subject to the conclusions of this report.

• APSIS assumes full liability with regards to the matter of Appraisal Engineering, including implicit appraisals, for the exercise of its honorable duties, primarily established in the appropriate laws, codes or regulations.

• In this report, one assumes that the information received from third parties is correct, and that the sources thereof are comprised in said report.

• The report was prepared by APSIS and no one other than the consultants themselves prepared the analyses and respective conclusions.

• For projection purposes, we start with the premise of the inexistence of liens or encumbrances of any nature, whether judicial or extrajudicial, affecting the companies in question, other than those listed in this report.

• This Report complies with the specifications and criteria prescribed by the USPAP (Uniform Standards of Professional Appraisal Practice), in addition to the requirements imposed by different agencies and regulations, to the extent of their applicability, such as: the Ministry of Treasury, Central Bank, Bank of Brazil, CVM (Securities and Exchange Commission), SUSEP (Superintendence of Private Insurance), Income Tax Regulations (RIR), etc.

• The managers of the companies involved did not direct, restrict, hinder or do any acts which have or may have compromised access to, use or knowledge of information, assets, documents, or work methods applicable to the quality of the respective conclusions comprised herein.

3. LIABILITY LIMITS

• To prepare this report, APSIS used historic data and information audited by third parties, or not audited, and non-audited projected data provided in writing or verbally by the company’s management or obtained from the sources mentioned. Therefore, APSIS has assumed that the data and information obtained for this report are true, and does not have any liability with respect to their reliability.

• The scope of this work did not include audit of the financial statements or revision of the works performed by its auditors.

• Our work was developed to be used by the Applicant, its shareholders and other companies involved in the project, aiming at the previously described purpose.

• We are not liable for occasional losses to the Applicant and its subsidiaries, or to its shareholders, directors, creditors or to other parties as a result of the use of data and information provided by the company and comprised herein.

4. APPRAISAL METHODOLOGY

Examination of the previously mentioned supporting documentation aiming to verify a bookkeeping done in good form and complying with regulatory, normative and statutory legal provisions which govern the matter under “Generally Accepted Accounting Principles and Conventions” .

We audited the book balance sheet of SHERTIS and all other documents required to prepare this report, which was written on the basis of the balance sheet of SHERTIS ended December 31, 2009

The experts found that the assets and liabilities of SHERTIS are properly accounted for.

5. NET EQUITY ASSESSMENT

We audited the ledgers of SHERTIS and all other documents required to prepare this report.

We considered the following subsequent events occurred after the base date of the report:

• On February 28, 2010, the shareholders unanimously resolved to approve the Company’s capital stock increase in the amount of R$20.020.910, through the issue of 20.020.910 registered ordinary shares with no par value, for the face value of R$1,00 per share, which were fully subscribed and paid up by the shareholder Alphaville Participações S.A., through the transfer of ordinary shares of Alphaville Urbanismo S.A.

• On February 28, 2010, the shareholders unanimously decided to approve the Company’s capital stock increase in the amount of R$1.881.479 through the issue of 1.881.479 registered ordinary shares with no par value, for the face value of R$1,00 per share, which were fully subscribed and paid up by the shareholder Alphaville Participações S.A. through the capitalization of credits held by the subscriber in the face of Alphaville Urbanismo S.A.

The experts found that the net book equity of SHERTIS, having considered the aforementioned events, which are described and shown in the pro forma balance sheet introduced next, is R$ 21.902.489,00 (twenty -one million, nine hundred and two thousand, four hundred and eighty-nine reals) as of December 31, 2009.

COMPANY: SHERTIS EMPREENDIMENTOS E PARTICIPAÇÕES S.A.

REFERENCE DATE: 12/31/2009

RELEVANTS	VALUE ( REAIS)

ACCOUNTS	Book Value	Adjustments	PRO FORMA

ASSETS	100.00	21,902,389.00	21,902,489.00

CURRENT ASSETS	100.00	1,881,479.00	1,881,579.00
CASH AND EQUIVALENT	100.00	-	100.00
DIVIDENDS RECEIVABLE	-	1,881,479.00	1,881,479.00
NON-CURRENT ASSETS	-	-	-
LONG TERM ASSETS	-	-	-
FIXED ASSET	-	20,020,910.00	20,020,910.00
INVESTMENTS	-	20,020,910.00	20,020,910.00
LIABILITIES	-	-	-

CURRENT LIABILITIES	-	-	-
NON-CURRENT LIABILITIES	-	-	-
LONG TERM LIABILITIES	-	-	-

EQUITY	100.00	21,902,389.00	21,902,489.00

CAPITAL STOCK	100.00	21,902,389.00	21,902,489.00

Number of shares	100	21,902,389	21,902,489
Value per share (R$)	1.000000	1.000000	1.000000

6. CONCLUSION

In the light of the examination performed in the previously mentioned documentation and on the basis of the analyses done by APSIS, the experts concluded that the value of the net book equity of SHERTIS, having considered the previously mentioned subsequent events, is equivalent to R$ 21.902.489,00 (twenty -one million, nine hundred and two thousand, four hundred and eighty-nine reals), or R$1,00 (one real) per share, as of the base date of December 31, 2009.

With Report RJ-0151/10 -01 being concluded, consisting of 09 (nine) pages typed on one side and 01 (one) attachment and reproduced in 02 (two) original counterparts, APSIS Consultoria Empresarial Ltda., CREA/RJ 82.2.00620 -1 and CORECON/RJ RF/2.052 -4, a company specialized in the appraisal of assets, legally represented hereunder by its director, project manager and accountant, makes itself available for any clarifications which may be necessary.

Rio de Janeiro, February 28, 2010.

/s/ LUIZ PAULO CESAR SILVEIRA	/s/ GABRIEL ROCHA VENTURIM	/s/ FLAVIO LUIZ PEREIRA
LUIZ PAULO CESAR SILVEIRA	GABRIEL ROCHA VENTURIM	FLAVIO LUIZ PEREIRA
Director	Gerente de Projetos	Accountant (CRC/RJ 022016/O-9)

7. LIST OF ATTACHMENTS

1. GLOSSARY AND PROFILE

SÃO PAULO – SP	RIO DE JANEIRO – RJ
Alameda Franca, 1467 n° 44	Rua da Assembléia, nº. 35, 12º andar
Jardim Paulista, CEP: 01422-001	Centro, CEP: 20011-001
Tel.: + 55 11 2626.0510 Fax: + 55 11 3061-5879	Tel.: + 55 21 2212.6850 Fax: + 55 21 2212.6851

ASSETS APPROACH – valuation methodology in which all assets and liabilities (including unregistered ones) have their value adjusted according to their market values.

BETA – measurement of a stock systematic risk, price trend of a certain stock to be related to changes in a certain index.

BUSINESS RISK – uncertainty level for realizing future returns expected for the business, which do not result from financial leverage.

CAPITAL STRUCTURE – breakdown of the capital invested in a company, including own capital (equity) and third-party capital (indebtedness).

CAPITALIZATION – conversion of a simple period of economic benefits into value.

CAPITALIZATION RATE – any divisor used for converting economic benefits into value in a simple period.

CAPM – Capital Asset Pricing Model - model in which the cost of capital for any stock or group of stocks is equivalent to the risk-free rate added to a risk premium, provided by the systematic risk of the stock or group of stocks under analysis.

CASH FLOW – cash generated by an asset, group of assets or company during a certain period of time. Usually, such term is complemented by a qualification, depending on the context (operating, non-operating, etc)

COMPANY – commercial, industrial, service or investment entity performing an economic entity.	CONSTRUCTION EQUIVALENT AREA – constructed area on which the corresponding construction unit cost equivalence is applied, as provided by the principles of NB-140 of ABNT (Brazilian Association of Technical Rules).

CONTROL – power to direct the company’s management.

CONTROLLING PREMIUM – value or percentage of a controlling stocks pro rata value over the non-controlling stocks pro rata value, which reflect controlling power.

COST OF CAPITAL – expected return rate required by the market for attracting funds for a determined investment.

CURRENT VALUE – value for replacing an existing asset for a new one, depreciated according its physical conditions.

DISCOUNT FOR LACK OF CONTROL – value or percentage deducted from the 100%- pro rata value of a company value, which reflects the lack of part or whole control.

DISCOUNT FOR LACK OF LIQUIDITY – value or percentage deducted from the 100% pro rata value of a company value, which reflects the lack of liquidity.

DISCOUNT RATE – any divisor used for converting a future economic benefit flow into present value.

EBITDA - Earnings Before Interest, Taxes, Depreciation and Amortization.

ECONOMIC BENEFIT – benefits such as revenues, net income, net cash flow, etc.

ELECTRIC DAMAGE VALUE – estimation of the cost for repairing or replacing the parts of an asset in case of electric damage. Values are scheduled in percentages of the Replacing Value and were calculated through manual analysis of the equipment and the repairing maintenance expertise of APSIS’ technicians.

1

FAIR MARKET VALUE – value for which a certain asset changes ownership between a potential seller and a potential buyer, when both parties are aware of relevant facts and none of them are under pressure to make the deal.

GOODWILL – intangible asset referring to name, reputation, client portfolio, loyalty, localization and other similar items that cannot be identified separately.

HOMOGENIZED AREA – usable, private or constructed area with mathematical treatments for valuation purposes, according to criteria set forth by APSIS, based on the real state market.

INCOME APPROACH – valuation methodology by converting to present value expected economic benefits.

INSURANCE MAXIMUM VALUE –the maximum value of an asset for which it is advisable to insure it. Such criterion establishes that the asset which depreciation is higher than 50% should have a Insurance Maximum Value equivalent to twice the Current Value; and, an asset which depreciation is lower than 50%, should have a Insurance Maximum Value equivalent to the Replacing Value.

INSURANCE VALUE –the value for which the insurance company assumes the risks, excluding land and foundations, except in special cases.	INTANGIBLE ASSETS – non-physical assets such as brands, patents, rights, contracts, industrial secrets that provide the owner with rights and values.

INTERNAL RETURN RATE – discount rate in which the present value of the future cash flow is equivalent to the investment cost.

INVESTED CAPITAL – sum of own capital and third-party capital invested in a company. Third-party capital is usually related to debts with short and long term interest to be specified in the valuation context.

INVESTED CAPITAL CASH FLOW – cash flow generated by the company to be reverted to financers (interests and amortizations) and shareholders (dividends) after operating costs and expenses and capital expenditures.

INVESTMENT VALUE – value for a particular investor, based on particular interests for a certain asset such as synergy with other companies of a investor, different perceptions of risk and future performances, etc.

ISSUE DATE – date on which the valuation report is issued, when valuation conclusions are presented to the client.

LEVERAGED BETA – beta value reflecting the indebtedness in the capital structure.

LIQUIDATION VALUE – the value of a sale in the market, out of its original productive process. In other words, it is the value that would be verified in case the asset was deactivated and put up for sale separately, considering costs of disassembly or demolition (in case of real estate), storage and transportation.

2

LIQUIDITY – capacity to rapidly convert a certain asset into cash or into a debtpayment.

MARKET APPROACH – valuation methodology, which utilizes multiples that result fromthe sale price of similar assets.

MARKET NET EQUITY – see assets approach.

MULTIPLE – market value of a company, stock or invested capital, divided by acompany’s measurement (revenues, income, client volume, etc.).

NON-OPERATING ASSETS – assets that are not directly related to the companyoperating activity (whether they generate revenue or not) and that may be sold withoutaffecting its operation.

OPERATING ASSETS – assets that are necessary for the company’s operations.

PERPETUITY VALUE – value at the end of the projective period to be added to the cashflow.

PRESENT VALUE – value of a future economic benefit on a specific date, calculated bythe application of a discount rate.

PRIVATE AREA – usable area including building elements (such as walls, columns, etc.)and elevators hall (in some cases).

REFERENCE DATE – specific date (day, month and year) to apply the valuation.

RESIDUAL VALUE –the value of a new or old asset projected for a certain date, limitedto the date on which such asset turns into scrap, considering that during such period oftime, the asset will be operating.	REPLACING VALUE (FOR A NEW ASSET) – value based on the price (usually at marketcurrent prices) or replacing an asset for a new equal or similar one.

SCRAP VALUE –the asset value at the end of its useful life, considering its disassemblyor demolition value (in case of real estate), storage and transportation.

SUPPORTING DOCUMENTATION – discount rate is a return rate used to convert intopresent value a payable or receivable amount.

TANGIBLE ASSETS – physical assets such as lands, constructions, machines andequipment, furniture and appliances, etc.

USEFUL AREA – usable area of real estate, measured by the internal face of its walls.

USEFUL LIFE – period of time during which an asset may generate economic benefits

VALUATION – act or process through which the value of a company, stock interest orother asset is determined.

VALUATION METHODOLOGY – the approaches used for preparing value calculations inorder to indicate the value of a company, stock interest or other asset.

VALUE – price denominated in monetary quantity.

WACC (Weighted Average Cost of Capital) – model in which the cost of capital is determined by the weighted average of the value.

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2010

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer and Investor Relations Officer